Exhibit 12.1

Ratio of Earnings to Fixed Charges
(in thousands, except ratio computation)

	Three Months Ended	Year Ended December 31,
	March 31, 2013	2012	2011	2010	2009	2008
Pretax income (loss) from continuing operations before adjustment for noncontrolling interest	$15,762	$(7,956)	$20,420	$2,504	$55,678	$20,471
Adjustments:
Equity in (income) loss of unconsolidated joint ventures	(435)	(542)	(4,829)	116	88	(108)
Fixed charges	18,889	80,394	89,929	82,090	76,400	65,413
Distributed income of equity investees	1,011	3,337	1,465	346	371	171
Capitalized interest	(831)	(4,742)	(2,273)	(2,244)	(1,430)	(2,934)
Earnings as defined	$34,396	$70,491	$104,712	$82,812	$131,107	$83,013
Fixed charges
Interest expense	$18,046	$75,794	$84,246	$75,104	$71,229	$62,752
Capitalized interest	831	4,742	2,273	2,244	1,430	2,934
(Accretion) amortization of debt (premiums) discounts, net	(594)	(2,627)	1,178	2,818	2,221	(1,902)
Amortization of loan fees	606	2,485	2,232	1,924	1,520	1,629
Fixed charges	$18,889	$80,394	$89,929	$82,090	$76,400	$65,413
Ratio of earning to fixed charges	1.82	*	1.16	1.01	1.72	1.27
* Earnings for the year ended December 31, 2012 were insufficient to cover combined fixed charges by approximately $9.9 million. Other than the year ended December 31, 2012, there are no periods in which earnings were insufficient to cover combined fixed charges.